

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

James Karrels
Chief Financial Officer
MacroGenics Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

> **Re: MacroGenics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 26, 2019**
> **File No. 001-36112**

Dear Mr. Karrels:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences